
March 14, 2014

<u>Via E-mail</u>
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

> **Re: Cellular Concrete Technologies, Inc.**
> **Amendment No. 6 to Form 8-K**
> **Filed March 4, 2014**
> **Form 10-Q for Quarterly Period Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-54612**

Dear Mr. Falco:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have been advised that Anton and Chia LLP are no longer serving as the company's registered public accountants. Please tell us who you have retained to replace Anton & Chia LLP. Please also file the Item 4.01 Form 8-K required by Item 304(a)(1) of Regulation S-K for the change in accountants as soon as practicable.

2. We note your disclosure in your Form 10-Q filed February 14, 2014 that you had "no activities and did not engage in any transactions for the three months ending December 31, 2013" and that you had no revenues for the nine months ended December 31, 2013. It is unclear how this disclosure is consistent with information on your website. Please

confirm to us that (1) your present filings accurately reflect your business and (2) your future filings will accurately reflect your business.

<u>Form 10-Q for Quarterly Period Ended December 31, 2013</u>

<u>Item 4T. Controls and Procedures, page 16</u>

3.   We note your disclosure indicates that there were no changes in your internal controls over financial reporting that occurred during the fiscal quarter ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please advise us whether there were any changes in the period ended December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy Orr, Esq.